Coca-Cola İçecek

FILE 82-35049

07027139

September 14, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED
SEP 19 2007
WASH, D.C. 182 SECTION

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

SUPPL

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on September 14, 2007.

The Competition Board's decision related to our 100% affiliate Coca-Cola Satış ve Dağıtım A.Ş. found its way into the media yesterday. CCI has neither been formally informed of such a decision nor served. In addition, the justified decision with justification will take further time.

Although the details of the decision are not clear yet, if it has a nature to develop competition within the sector, CCI believes that it will maintain its successful performance in this new market environment.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

PROCESSED
OCT 17 2007
THOMSON
FINANCIAL

Sincerely,

Coca-Cola İçecek

END 10/15

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68